WAH FU EDUCATION GROUP LIMITED

Room 505 Building No.40, No.1 Disheng North Street

Economic and Technological Development Zone

Beijing, China 100176
Tel: +86 10 57925024

VIA EDGAR

March 20, 2018

Larry Spirgel, Assistant Director1

AD Office 11 – Telecommunications

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C., 20549

Mail Stop 3720

Re:	Wah Fu Education Group Limited

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted January 29, 2018

CIK No. 0001716770

Dear Mr. Spirgel:

Wah Fu Education Group Limited, a British Virgin Islands company, (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 6, 2018, regarding the Company’s Draft Registration Statement on Form F-1 previously submitted for the Staff’s confidential review on January 29, 2018.

For your convenience, we have repeated the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments are being made in the Company’s Registration Statement on Form F-1 (the “Registration Statement”), which is filed contemporaneously with the submission of this letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations General and Administrative Expenses, page 60

1.	Please discuss the reasons for the increase in accounts receivable and the related allowance for doubtful accounts as of September 30, 2017.

We have revised our Management’s Discussion and Analysis of Financial Condition and Results of Operations to add discussions on the reason for the increase in accounts receivable and the related allowance for doubtful accounts as of September 30, 2017. The revised disclosure can be found on page 60 of the Registration Statement.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow, Esq. at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Xinghui Yang
Xinghui Yang Chief Executive Officer

cc:	Richard I. Anslow, Esq.

Ellenoff Grossman & Schole LLP

Fang Liu, Esq.

Mei & Mark LLP